UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)

MICROSTRATEGY INCORPORATED

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

594972 40 8

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 594972 40 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael J. Saylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,411,668 shares(1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,411,668 shares(1)
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,411,668 shares(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 400,000 shares that may be acquired through the exercise of a stock option held by Michael J. Saylor, 100,000 shares of which vested on April 30, 2015, 100,000 shares of which vested on April 30, 2016, 100,000 shares of which vested on April 30, 2017, and 100,000 shares of which vested on April 30, 2018.

Explanatory Note

The Schedule 13G/A filed by the Reporting Person on February 12, 2021 inadvertently omitted 50,000 shares of Class A common stock of MicroStrategy Incorporated (the “Company”). As previously reported on Form 4 filed on December 30, 2020, the Reporting Person gifted these shares to a charitable foundation for no consideration. The charitable foundation is The Constitution Foundation (the “Foundation”). The Reporting Person is the sole trustee of the Foundation and in such capacity the Reporting Person has voting and dispositive authority over the 50,000 shares held by the Foundation as of December 31, 2020, and therefore may be deemed to beneficially own such shares for purposes of Rule 13d-3 of the Securities Exchange Act, as amended. This filing is being made solely to correct the amount of securities reported as being beneficially owned by the Reporting Person as of December 31, 2020. The Reporting Person does not have any pecuniary or other economic interest in the shares held by the Foundation, and the Reporting Person disclaims beneficial ownership of all such shares held by the Foundation.

Item 1 (a). Name of Issuer:

MicroStrategy Incorporated

Item 1 (b). Address of Issuer’s Principal Executive Offices:

1850 Towers Crescent Plaza

Tysons Corner, VA 22182

Item 2 (a). Name of Person Filing:

Michael J. Saylor

Item 2 (b). Address of Principal Business Office:

1850 Towers Crescent Plaza

Tysons Corner, VA 22182

Item 2 (c). Citizenship:

United States

Item 2 (d). Title of Class of Securities:

Class A Common Stock

Item 2 (e). CUSIP Number:

594972 40 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 2,411,668 shares

(b)	Percent of Class: 24.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,411,668 shares

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of: 2,411,668 shares

(iv)	shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 1.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 7, 2023		/s/ Michael J. Saylor
Michael J. Saylor

Alcantara LLC

	by:	/s/ Michael J. Saylor
Michael J. Saylor, Sole Member